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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   SCHEDULE TO

                                 (RULE 14D-100)
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 1)

                              --------------------

                               ACADIA REALTY TRUST
                       (Name of Subject Company (Issuer))

                          ACADIA REALTY TRUST (OFFEROR)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

        Common Shares of Beneficial Interest, $0.001 par value per share

       (including common units of limited partnership interests in Acadia
            Realty Limited Partnership convertible into Acadia Realty
                   Trust Common Shares of Beneficial Interest)
                         (Title of Class of Securities)

                                    004239109
                      (CUSIP Number of Class of Securities)

                             -----------------------

                                   Jon Grisham
                                 Vice President
                               Acadia Realty Trust
                            20 Soundview Marketplace
                            Port Washington, NY 11050
                                 (516) 767-8830
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                             -----------------------

                                 With a copy to:

                             Mark Schonberger, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                                 399 Park Avenue
                               New York, NY 10022
                                 (212) 318-6000

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             Transaction valuation*            Amount of Filing Fee**
                  $31,099,997                        $6,219.99

* Estimated solely for the purpose of determining the filing fee. This amount assumes the purchase of 4,784,615 common shares, $.001 par value per share, at the maximum tender offer price of $6.50 per share in cash. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by the Offeror.

**   Previously paid.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  N/A             Form or Registration No.  N/A
                       --------------                            ---------------
Filing Party:  N/A                       Date Filed:  N/A
             ------------------------               ----------------------------

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
|X|  issuer tender offer subject to Rule 13e-4.
|_|  third-party tender offer subject to Rule 14d-1.
|_|  amendment to Schedule 13D under Rule 13d-2.
|_|  going-private transaction subject to Rule 13e-3.
Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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Introduction

        This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO relates to the tender offer by Acadia Realty Trust, a Maryland real estate investment trust ("Acadia" or the "Company"), to purchase up to 4,784,615 of its Common Shares of Beneficial Interest (including common units of limited partnership interest convertible into our common shares), par value $.001 per share ("Shares"). Acadia is offering to purchase these Shares at a price not greater than $6.50 nor less than $6.05 per Share, net to the seller in cash, upon the terms and subject to the conditions described in the Offer to Purchase, dated December 20, 2001 ("Offer to Purchase"), and related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the "Offer."

        This Amendment No. 1 to the Issuer Tender Offer on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

        The information in the Offer to Purchase and the related Letter of Transmittal, copies of which were previously filed with the Schedule TO as
Exhibit 99.a(1)(i) and Exhibit 99.a(1)(ii), respectively, is incorporated in this Amendment No. 1 to Schedule TO by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein to reflect (i) the sale of a residential complex in Maryland that had been previously disclosed as being under contract of sale and (ii) the completion and filing as exhibits of financing documents.

Item 7. Source and Amount of Funds or Other Consideration.

1. The third sentence of the first paragraph in Section 13 of the Offer to Purchase is hereby deleted in its entirety.

2. The fourth sentence of the first paragraph in Section 13 of the Offer to Purchase is hereby amended to replace the words "will be filed after execution" with the words "have been filed."

Item 11. Additional Information.

1. The fourth sentence of the second paragraph in Section 10 of the Offer to Purchase is hereby amended to replace the word "four" with the word "five" and to replace the words "a large residential complex" with the words "two large residential complexes."

2. The third paragraph in Section 10 of the Offer to Purchase is hereby amended to replace the number "24" with the number "23" in the first sentence and to replace the word "Nineteen" with the word "Eighteen" in the second sentence.

3. The first sentence of the fourth paragraph in Section 10 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

        The non-core property currently under contract of sale is a retail property in western Pennsylvania.

4. The second and third sentences of the fourth paragraph in Section 10 of the Offer to Purchase are hereby amended and restated in their entirety to read as follows:

        The sale of one of the residential complexes has generated considerable taxable gain, which we expect will be partially offset by a taxable loss on the sale of the retail property, assuming that the retail property is sold during the 2002 tax year. We currently believe that if the western Pennsylvania retail property sale is consummated in the 2002 tax year, we will be required under the tax laws to make a distribution in excess of our historical distribution of between $0.20 to $0.35 per Share.


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Item 12. Exhibits.

        The descriptions of Exhibits 99.b(i) and 99.b(ii), which are filed herewith, are hereby amended and restated as follows:

        Exhibit
        Number          Description
        ------          -----------


        99.b(i)          Term Loan Agreement dated as of December 28, 2001,
                           among Fleet National Bank and RD Branch Associates, L.P., et al.
        99.b(ii)         Term Loan Agreement dated as of December 21, 2001,
                           among RD Woonsocket Associates Limited Partnership, et al. and The Dime Savings Bank of New York, FSB.


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                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  /s/ Kenneth F. Bernstein
                                                  ------------------------------
                                                  Kenneth F. Bernstein
                                                  Chief Executive Officer and
                                                   President
Date: January 7, 2002


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                                  EXHIBIT INDEX

        Exhibit
        Number           Description
        ------           -----------


        99.a(1)(i)       Offer to Purchase, dated December 20, 2001.*
        99.a(1)(ii)      Letter of Transmittal.*
        99.a(1)(iii)     Notice of Guaranteed Delivery.*
        99.a(1)(iv)      Letter to Brokers, Dealers, Commercial Banks, Trust
                           Companies and Other Nominees.*
        99.a(1)(v)       Letter to Clients for use by Brokers, Dealers,
                           Commercial Banks, Trust Companies and Other
                           Nominees.*
        99.a(1)(vi)      Guidelines for Certification of Taxpayer Identification
                           Number on Substitute Form W-9.*
        99.a(1)(vii)     Letter to Acadia Shareholders from Kenneth F.
                           Bernstein, President and Chief Executive Officer, dated December 20, 2001.*
        99.a(1)(viii)    Conditional Letter of Conversion.*
        99.a(5)(i)       Press Release issued by the Company on December 20,
                           2001.*

        99.b(i)          Term Loan Agreement dated as of December 28, 2001,
                           among Fleet National Bank and RD Branch Associates, L.P., et al.**
        99.b(ii)         Term Loan Agreement dated as of December 21, 2001,
                           among RD Woonsocket Associates Limited Partnership, et al. and The Dime Savings Bank of New York, FSB.**

        99.d             Stock Purchase Agreement dated as of December 14, 2002
                           between Acadia Realty Trust and Ross Dworman.*

        (g)              Not applicable.

        (h)              Not applicable.

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        *   Previously filed.
        **  Filed herewith.


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